UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 24, 2014

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS announces Results for the

First Quarter ended March 31, 2014

FOR IMMEDIATE RELEASE: Thursday April 24, 2014

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported yesterday a net loss of Ps. 77.7 million, or Ps. 0.098 per share (Ps. 0.489 per ADS), for the first quarter ended March 31, 2014, compared to a net income of Ps. 114.0 million, or Ps. 0.143 per share (Ps. 0.717 per ADS), in the same period in 2013, representing a negative variation of Ps. 191.7 million.

This negative variation is mostly attributable to the Ps. 349.9 million foreign exchange loss generated by TGS’ U.S. dollar denominated net liability position which includes the financial debt obtained to finance the acquisition of its fixed assets (90% of which corresponds to the Natural Gas Transportation business segment).

In addition, and as the result of the delay in the implementation of the tariff increase, the increase in fixed costs derived from the Natural Gas Transportation business and the variable costs from the Production and Commercialization of Natural Gas Liquids (“Liquids”), the operating income rose only Ps. 78.9 million.

Under the framework of the 2008 Transitional Agreement between the UNIREN and TGS which was ratified by Presidential Decree No. 1,918/09, ENARGAS (the National Gas Regulatory Body) published its Resolution No. I-2852 on April 7, 2014, which established the new rate schedules, including increases to the natural gas firm and interruptible transportation rates. Although the Transitional Agreement establishes that the tariff increase is effective retroactively starting September 1, 2008, the new rate schedules only establish a progressive 8% increase starting April 1, 2014, an accumulated 14% increase starting June 1, 2014 and an accumulated 20% increase starting August 1, 2014. This transitional tariff increase represents the first increase received since 1999. TGS is taking the necessary steps in order to achieve the whole implementation of the Transitional Agreement.

First quarter 2014 vs. First quarter 2013

For the first quarter ended March 31, 2014, TGS posted total net revenues of Ps. 1,240.1 million, compared to Ps. 825.7 million recorded in the same period of 2013.

The Natural Gas Transportation business segment represented approximately 14% and 21% of TGS’ total revenues during first quarter of 2014 and 2013, respectively. Following the implementation of the Public Emergency Law in 2002, TGS has not received any increase for its regulated natural gas transportation tariff. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to “ENARGAS” regulation.

The Natural Gas Transportation business segment revenue decreased slightly in the first quarter 2014, compared with the same previous year quarter. The Ps. 2.8 million decrease was primarily due to lower revenues from firm natural gas transportation services, and was partially offset by a higher volume in interruptible natural gas transportation.

The Production and Commercialization of Liquids segment revenue increased by Ps. 368.1 million in the first quarter of 2014, compared with the first quarter in the previous year, mainly due to the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar, as well as higher propane and butane prices recorded during the first quarter of 2014. Both effects were partially offset by a lower price on the propane and butane export contract for the period September 2013 - April 2014.

Liquids’ Production and Commercialization revenues accounted for approximately 80% and 76% of the total revenue in the first quarters of 2014 and 2013, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account and also on behalf of TGS’ clients.

Other Services revenues increased by Ps. 49.1 million in the first quarter ended March 31, 2014, compared to the first quarter of 2013, primarily due to: (i) the impact of the foreign exchange rate and additional treatment and compression of natural gas services rendered; (ii) higher revenues derived from the operation and maintenance services related to the enactment of a new contract signed with YPF S.A.; (iii) higher revenues from connection pipeline construction services rendered; and, (iv) higher revenues from telecommunication services.

The Other Services business segment mainly consists of midstream and telecommunication activities. As a percentage of the Company’s total revenue, it accounted for approximately 6% and 3% of the revenue in the first quarters of 2014 and 2013, respectively.  Midstream activities consist of natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as gas compression, rendered at the wellhead, typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance services, and steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Cost of sales and administrative and selling expenses increased Ps. 335.5 million in the first quarter of 2014 compared to the first quarter 2013. This change is mainly attributed to an increase in the variable costs of the production of Liquids which increased Ps. 196.1 million mainly due to the increased price of natural gas purchased as Replenishment Thermal Plant (RTP) for the Cerri Complex. Additionally, it is important to highlight: (i) the increase in the tax on exports of Ps. 50.0 million due to the effect of the variation in the exchange rate, and (ii) an increase in labor costs by Ps. 21.1 million.

Other operating income decreased by Ps. 23.1 million in the first quarter of 2014 when compared with the same 2013 quarter, mainly related to the reversal of certain provisions that were recorded during the first quarter of 2013.

Net financial expense rose to Ps. 466.2 million during the first quarter of 2014 compared to Ps. 93.9 million reported in the same period of 2013. The negative variation, of Ps. 372.3 million was mainly attributed to the increase in the foreign exchange loss generated basically by a higher devaluation of the local currency during the first quarter of 2014, which has impacted TGS’ U.S. dollar denominated net liability position, including a financial debt obtained to finance the acquisition of the fixed assets, of which 90% correspond to the Natural Gas Transportation business segment.

Liquidity and Capital Resources

The net increase of Ps. 336.2 million in Cash and Cash equivalents was mainly due to the increase in cash flow from operating activities in the first quarter 2014 which amounted to Ps. 203.4 million. This increase was mainly related to additional cash flow generated by the Liquids Production and Commercialization segment.

Finally, cash flow used for financing activities decreased considerably mainly due to the dividend payment approved by the Board of Directors during its meeting of December 6, 2012. Said dividend was paid during the first quarter of 2013, following the resolutions taken during the Ordinary Shareholders' Meeting held on April 12, 2012.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.9 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%. The remaining 10%is held by and (iii) EPCA S.A. (which belongs to Pampa Energía S.A.)

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three-month periods ended March 31, 2014 and 2013

(In millions of Argentine pesos)

Breakdown of Net Financial Expense

for the three-month periods ended March 31, 2014 and 2013

 (In millions of Argentine pesos)

Exhibit III

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the three-month periods ended March 31, 2014 and 2013

(In millions of Argentine pesos)

	2014	2013
Cash flows provided by operating activities		
Total comprehensive (loss) / income for the period	(77.7)	114.0
Reconciliation of net (loss) / income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	61.9	59.6
Consumption of materials	0.5	0.4
(Decrease) / Increase in allowances and provisions	2.6	(27.7)
Share of profit from associates	1.1	0.1
Interest expense accrual	81.6	47.9
Interest income on Other financial assets other than cash and cash equivalents	(3.4)	(2.2)
Income tax	(40.8)	61.9
Derivative financial instrument results	46.0	-
Foreign exchange loss	409.7	63.0
Changes in assets and liabilities:		
Trade receivables	(120.0)	86.0
Other receivables	(5.0)	(0.8)
Inventories	3.3	23.9
Accounts payables	109.3	(52.0)
Payroll and social security taxes	(16.0)	(14.0)
Taxes payable	(12.6)	(29.4)
Income tax	(12.9)	(6.9)
Other payables	1.7	0.2
Provisions	-	(11.2)
Interest paid	(1.7)	(0.7)
Income tax paid	(11.6)	(32.1)
Derivative financial instruments	16.6	-
Advances from customers	59.0	8.2
Cash flows provided by operating activities	**491.6**	**288.2**
Cash flows used in investing activities		
Additions to property, plant and equipment	(63.4)	(35.0)
Financial assets other than cash equivalents	18.0	-
Cash flows used in investing activities	**(45.4)**	**(35.0)**
Cash flows used in financing activities		
Payment of loans	(2.2)	-
Dividends paid	-	(145.4)
Cash flows used in financing activities	**(2.2)**	**(145.4)**
Net increase in cash and cash equivalents	**444.0**	**107.8**
Cash and cash equivalents at the beginning of the year	**893.8**	**693.0**
Foreign exchange gains on cash and cash equivalents	**39.7**	**10.0**
Cash and cash equivalents at the end of the period	**1,377.5**	**810.8**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: April 24, 2014